Exhibit 99.(m)

ALLSTATE FINANCIAL INVESTMENT TRUST
RULE 12B-1 PLAN

The Plan (“Plan”) described below is adopted pursuant to the provisions of Rule 12b-1 (“Rule 12b-1”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by the Board of Trustees (the “Board”) of Allstate Financial Investment Trust (the “Trust”), including a majority of the members of the Board who are not “interested persons” (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the Plan or any agreement related thereto (the “Independent Trustees”).  The Trust currently issues units of beneficial interest (“Shares”) in eight (8) series as provided on Exhibit A.  The series are collectively referred to as the “Funds” and individually referred to as a “Fund.” The Trust desires to adopt the Plan with respect to the following Funds and Classes (each a “Class” and collectively, the “Classes”) that are presently designated:  Class A, C, GA and GC Shares of Allstate ClearTarget 2005 Retirement Fund, Allstate ClearTarget 2010 Retirement Fund and Allstate ClearTarget 2015 Retirement Fund, and Class A and C Shares of Allstate ClearTarget 2020 Retirement Fund, Allstate ClearTarget 2030 Retirement Fund, Allstate ClearTarget 2040 Retirement Fund and Allstate ClearTarget 2050 Retirement Fund, and such other series or classes as may hereafter be designated by the Board (“Additional Funds”).  The Board having determined that there is a reasonable likelihood that the following described Plan will benefit each Class of a Fund and its shareholders, hereby adopts and approves the Plan, and the related agreements described herein.

Section 1.       The Plan is adopted in order to induce firms (including brokerage firms and other financial service firms) to provide distribution and/or shareholder services to each Fund and its shareholders and to enable each Fund to compensate such firms for providing distribution and/or shareholder services to the Fund and its shareholders and to enable the Fund to compensate such firms for certain expenses associated with the distribution and/or shareholder services to be provided under the Plan.

Section 2.       Amounts paid under the Plan shall comply with the guidelines concerning asset-based sales charges as set forth in the Conduct Rules of the National Association of Securities Dealers, Inc.

Section 3.       Pursuant to a distribution agreement (the “Agreement”), each Class of a Fund will pay the principal distributor named therein from time to time (“Principal Distributor”) a distribution and/or shareholders services fee accrued daily and payable monthly as follows:  (i) with respect to Class A Shares a distribution fee of 0.25 of 1% per annum of the average daily net assets of the Class A Shares of each Fund; (ii) with respect to Class C Shares a distribution fee and shareholder services fee of 0.75 of 1% per annum and 0.25 of 1% per annum, respectively, of the average daily net assets of the Class C Shares of each Fund; (iii) with respect to Class GA Shares a distribution fee of 0.25 of 1% per annum of the average daily net assets of the Class GA Shares of each applicable Fund; and (iv) with respect to Class GC Shares a distribution fee and shareholder services fee of 0.75 of 1% per annum and 0.25 of 1% per annum, respectively, of the average daily net assets of the Class C Shares of each applicable Fund.

Section 4.       The Board shall require that the Principal Distributor prepare reports for review of the Board on a quarterly basis which list the amounts expended by the Principal

Distributor under the Agreement and the purposes for such expenditures, including amounts paid to participating brokerage or other financial services firms, if any, and such other information as from time to time shall be reasonably requested by the Board.  Not less frequently than quarterly, the Board shall review said report(s) at a meeting of the Board.

Section 5.       This Plan will become effective upon approval by a vote of the Board and of the Independent Trustees, cast in person at a meeting called for the purpose of voting on the Plan.

Section 6.       The Plan (and related agreements) unless terminated earlier as hereinafter provided, shall continue in effect from year to year as to each Class of a Fund so long as each such continuance is approved at least annually by the vote of the Board, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such Plan (and related agreements).  This Plan (and related agreements) shall become effective as to each Additional Fund or Class of a Fund upon approval by the vote of the Board, including a majority of the Independent Trustees, and any other approvals that may be required by Rule 12b-1, which includes approval by a vote of at least a majority of the outstanding voting securities of the Class of a Fund (as defined in the 1940 Act) for a Fund adopting the Plan after any public offering of such Fund’s voting securities.

Section 7.       The Plan may be terminated by the Trust or a Class of a Fund at any time upon the vote of a majority of the Independent Trustees or by the vote of a majority of the outstanding voting securities of that Class of the Fund (as defined in the 1940 Act) and any related agreement may be terminated by the Trust in a similar manner without penalty upon at least 60 days written notice to the Principal Distributor as provided in such agreements.  The Agreement may be terminated by the Principal Distributor without penalty upon at least 60 days written notice to the Trust.

Section 8.       All material amendments to the Plan must be approved by the vote of the Board, including a majority of the Independent Trustees, cast at a meeting called for the purpose of voting on such amendments, and in the case of any amendment materially increasing the amount of expenditures for distribution to be paid by a Class of a Fund, by the vote of the majority of the outstanding voting securities of that Class of the Fund (as defined in the 1940 Act).

Section 9.       So long as the Plan is in effect, the Board shall satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act.

Section 10.     The Trust will preserve copies of this Plan, the Agreement, and all reports made pursuant to Section 4 above for a period of not less than six (6) years from the date of this Plan, the Agreement, or any such report, as the case may be, the first two (2) years in an easily accessible place.

Section 11.     Any obligation of the Trust hereunder shall be binding only upon the assets of the respective Class of a Fund and shall not be binding on any Trustee, officer, employee, agent, or shareholder of the Trust.  Neither the authorization of any action by the

Trustees or shareholders of the Trust nor the adoption of the Plan on behalf of the Trust shall impose any liability upon any Trustee or upon any shareholder.

Section 12.     If any provision of this Plan shall be held or made invalid by a court decision, rule or otherwise, the remainder of this Plan shall not be affected thereby.  Action shall be taken separately for each Class of each Fund as the 1940 Act or the rules thereunder so require.

Section 13.     For the purposes of determining the amounts payable under this Plan, the value of the net assets of each Class of a Fund shall be computed in the manner specified in the Fund’s current Prospectus as then in effect.

Date Adopted:  March 20, 2008

EXHIBIT A

Fund

Allstate ClearTarget 2005 Retirement Fund
Allstate ClearTarget 2010 Retirement Fund
Allstate ClearTarget 2015 Retirement Fund
Allstate ClearTarget 2020 Retirement Fund
Allstate ClearTarget 2030 Retirement Fund
Allstate ClearTarget 2040 Retirement Fund
Allstate ClearTarget 2050 Retirement Fund
Allstate Large Cap Index Fund